Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blankit Media, Inc.
1441 Woodmont Ln NW #1427
Atlanta, GA 30318
https://blankitmedia.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Blankit Media, Inc.
Address: 1441 Woodmont Ln NW #1427, Atlanta, GA 30318
State of Incorporation: GA
Date Incorporated: January 20, 2021

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 14% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 16% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 18% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tier 1: Invest $5,000+ and receive 6% bonus shares

Tier 2: Invest $10,000+ and receive 8% bonus shares

Tier 3: Invest $20,000+ and receive 10% bonus shares

Tier 4: Invest $50,000+ and receive 12% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*Bonus shares are subject to IRS regulations on shareholder eligibility and may be impacted by the Company's tax classification at the time of issuance.

The 10% StartEngine Venture Club Bonus

Blankit Media will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Blankit Media is an AI-driven media company that creates and monetizes AI content while building tools that empower creators to generate, manage, and distribute AI-powered content across all major social platforms.. We create and monetize cutting-edge AI content — from hyperrealistic AI influencers to original AI-driven series and films — strategically distributed across multiple social media platforms to maximize reach and revenue. Additionally, we provide early-stage funding and content management solutions to help creators monetize their work faster.

Business Model

Blankit Media, Inc. generates revenue through offering AI creative services to businesses, AI content monetization, management agreements with content creators, and strategic partnerships for the production of original content across various formats. Under its management agreements, the Company earns a 30% commission on all gross proceeds creators generate from entertainment-related activities, including salaries, royalties, sponsorships, and licensing fees. This commission remains applicable for up to one year after contract termination if a prior engagement resumes. The Company does not take commissions on creators' non-entertainment income.

For AI content, Blankit Media retains 100% ownership stake and earns 100% of net advertising revenue. The Company also holds exclusive distribution and licensing rights, allowing it to monetize content through sponsorships and third-party partnerships. Please see the Risk Factors section to learn how this may affect your investment.

For podcasts, Blankit Media retains a 40% to 50% ownership stake and earns 70% to 75% of net advertising revenue, with hosts receiving the remainder. The Company also holds exclusive distribution and licensing rights, allowing it to monetize content through sponsorships and third-party partnerships. These agreements are central to Blankit Media's revenue model, and any disruptions, renegotiations, or terminations could materially impact financial performance. Please see the Risk Factors section to learn how this may affect your investment.

Intellectual Property

As part of our expansion strategy, Blankit Media is investing in original content production, including exclusive shows and films. Our intellectual property (IP) strategy involves developing proprietary content and securing licensing deals for distribution on major streaming platforms such as Amazon Prime and Tubi. We also establish brand sponsorships and partnerships that leverage our unique content portfolio, ensuring long-term monetization and exclusivity in the creator economy.

Pending Tax Classification Disclosure

As of the date of this Offering Statement, Blankit Media, Inc. is organized as a corporation under the laws of the State of Georgia. The Company has elected to be treated as an S corporation for federal income tax purposes but has initiated the process to convert to C corporation tax treatment with the Internal Revenue Service (IRS). A formal request to terminate the S corporation election and be taxed as a C corporation was mailed to the IRS, and confirmation of this change is pending. While the Company anticipates confirmation from the IRS in late June 2025, there is no guarantee as to when or whether the IRS will approve the conversion. Until such confirmation is obtained, the Company will remain taxed as an S corporation. Investors are encouraged to review the "Risk Factors" and "Financial Condition and Results of Operations" sections of this Form C for additional information on how the Company's pending tax treatment may affect their investment.

Blankit Media, Inc. generates revenue through management agreements with content creators, podcast partnerships, and AI-generated content.

Under its management agreements, the Company earns a 30% commission on creator earnings from entertainment activities. For podcasts, Blankit typically retains a 70% ownership stake and earns 70% of net advertising revenue. The Company also holds exclusive rights to distribute and monetize podcast content.

While traditional creator agreements remain a key revenue source, the Company is expanding into AI-driven content that reduces reliance on human-led production. Any changes to its existing agreements could still materially impact financial results.

Competitors and Industry

Competitors

Blankit Media competes with major content-driven media companies such as Barstool Sports, The Volume, and Revolt. Unlike our competitors, we differentiate ourselves by actively entering into the AI content production space in addition to human content creation. This strategic move allows us to expand our portfolio faster and provide creators with broader opportunities beyond human generated content.

Industry

Blankit Media operates within the fast-growing Creator Economy, an industry currently valued at approximately $191 billion. The demand for high-quality, independent content continues to surge as digital platforms expand and audiences seek more diverse and engaging entertainment. As streaming services, social media platforms, and digital advertising budgets grow, the need for professional content production and brand integration within this space presents a significant market opportunity.

Current Stage and Roadmap

Current Stage

Blankit Media is in its early growth stage and has produced content that has already generated revenue, and produced content with over 154 million views. We have established a key partnership with Monster Energy. We have an active client base, and we have played a pivotal role in the pre-production of two upcoming films that will be released on Amazon Prime and Tubi. These early successes validate our business model and demonstrate our potential for scaling operations further.

Future Roadmap

Our future focus is on scaling our production capabilities, expanding our team of creatives, and enhancing our AI production initiatives. Over the next few years, we aim to release 20 new AI productions, which will include AI influencers, AI series, and AI films. , leveraging our growing expertise and industry partnerships. With adequate funding, we will invest in additional production resources, expand our sponsorship network, and position Blankit Media as a leading force in the Creator Economy.

The Team

Officers and Directors

Name: Hilton (Trey) Young

Hilton (Trey) Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Founder, Board Member
  Dates of Service: July, 2020 - Present
  Responsibilities: Hilton leads the creative direction for the company. Hilton researches the many forms of content that is engaging, and comes up with strategies of how the company can create and monetize it. Hilton receives an annual salary of $35,000 and holds 45.75% equity in the Company.

Name: Preston Weaver

Preston Weaver's current primary role is with Dell SecureWorks. Preston Weaver currently services 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Chief Financial Officer, Board Member
  Dates of Service: July, 2020 - Present
  Responsibilities: Preston plays an important role in the company; filming, editing, finances, and helping move the company forward. Preston does not receive a salary and holds 45.75% equity in the Company.

Other business experience in the past three years:

- Employer: Dell SecureWorks
  Title: Senior Accountant
  Dates of Service: January, 2025 - Present

Responsibilities: Preston is a Senior Accountant, creating journal entries for accruals, prepaid expenses, prepaid insurance, and account reconciliations.

Other business experience in the past three years:

- Employer: Dell SecureWorks
  Title: Accounting Senior Analyst
  Dates of Service: May, 2017 - July, 2023
  Responsibilities: Preston generated monthly, quarterly and monthly invoices for customers. Preston worked with Dell teams worldwide to provide adequate solutions and implementation processes on accounting practices.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case

it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Blankit Media, Inc. was formed on 1 20, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blankit Media, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage

startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation,

consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company’s revenue depends on contracts and AI content, and disruptions to key agreements remain a risk.
Blankit Media derives a substantial portion of its revenue from 30% commissions on creator earnings and 70% of net advertising revenue from podcast partnerships. These agreements may be terminated or renegotiated, and if a key creator departs, disputes contract terms, or underperforms, the Company’s revenue could decline. The Company’s exclusive rights to distribute and monetize podcast content are central to its long-term strategy. If these rights are challenged or not renewed, Blankit may lose access to valuable content and earnings. While AI-generated content is expanding the Company’s model, its revenue still depends significantly on existing contractual relationships. Additionally, the Company’s ability to retain exclusive distribution and licensing rights for its podcasts is essential to its long-term revenue strategy. If a host or creator successfully challenges these rights or chooses not to renew an agreement, Blankit Media may lose access to valuable content and future earnings. Since the Company’s financial model depends on ongoing contractual relationships, investors should be aware that any disruptions to these agreements pose a risk to revenue stability and growth.

Risk Related to Civil Litigation Involving Our CEO
Hilton Edward Young III, our Chief Executive Officer, has been named as a defendant in multiple civil proceedings related to personal financial obligations. He is currently a defendant in an open lawsuit filed by Onemain Financial Group, LLC on April 26, 2023, in Georgia State Court – DeKalb County (Case No. 23A01830), involving a contract/account dispute. Mr. Young has been offered settlement options and intends to proceed once he secures a stable salary and budget. The loan was taken out to cover living expenses while most of his income was being reinvested in Blankit Media and that he will set up a payment plan when able. Mr. Young was also previously a defendant in a lawsuit filed by Alder Opportunity, LP, LLC on January 15, 2021, in Georgia State Court – Fulton County (Case No. 2021CV344707), which is now closed. The matter arose from his co-founding of Blanket Homes, an Airbnb property-management business that ceased operations in early 2021. The loan was originally extended to Blanket Homes to acquire additional rental units, and Mr. Young personally guaranteed the debt. He is currently in discussions with Alder Opportunity, LP, LLC regarding a potential settlement of approximately $32,427.96. In addition, Mr. Young was named in five civil actions brought under the Fair Debt Collection Practices Act after the pandemic disrupted the short-term-rental industry: one filed by CTSL LLC (Case No. 1:20-cv-3857, filed September 18, 2020) and four filed by TA West Peachtree, LLC (Case Nos. 1:20-cv-1130, 1131, 1132, 1133, all filed March 12, 2020) in the U.S. District Court for the Northern District of Georgia. Each case arose from apartment leases he signed as the representative (lease signee) for Blanket Homes, which is another former business Hilton worked for. All matters are now closed. Mr. Young asserts that the leases were in the company’s name and that he is therefore not personally liable. Civil litigation and personal financial obligations may pose potential distractions and could affect an executive’s ability to focus on the Company’s operations and strategic objectives.

Pending Tax Classification Change May Affect Investment Outcomes
Blankit Media, Inc. is currently taxed as an S corporation for federal income tax purposes and has submitted a request to the Internal Revenue Service (IRS) to convert to C corporation tax treatment. Confirmation of this change is pending. While the Company has been preliminarily informed by the IRS that confirmation can be expected in late June 2025, there can be no assurance as to when the conversion will be completed. If the Company remains taxed as an S corporation, investors may be subject to pass-through taxation, including potential tax liability on undistributed earnings. In addition, investors may not be eligible for certain tax benefits available to shareholders of C corporations, such as the exclusion of capital gains under the Qualified Small Business Stock (QSBS) provision. Investors are encouraged to consult with their tax advisors regarding how the Company’s current or future tax classification may affect their individual tax circumstances.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hilton (Trey) Young	2,287,500	Common Stock	45.75%
Preston Weaver	2,287,500	Common Stock	45.75%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 16,968,000 with a total of 5,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The financial statements assume C corporation tax treatment consistent with the Company's intent and application to the IRS. If the Company's election is not confirmed or retroactively applied, the actual tax treatment may differ from what is presented in these statements. The Company's financials and this Form C are based on the assumption that the IRS will confirm C corporation tax treatment. Any delay or denial of that confirmation may affect certain disclosures in this Form C and the financial assumptions herein.

<u>Revenue</u>

Revenue for fiscal year 2023 was $3,223 compared to $39,897 in fiscal year 2024.

The revenue change was due to an increase in content production.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2023 was $1,394 compared to $407 in fiscal year 2024.

The company launched 2 new shows in 2023 which increased the cost of production, once the content generates money the company no longer is responsible for production costs.

<u>Gross Margins</u>

Gross margins for fiscal year 2023 were $1,829. compared to $39,490.

The company began generating income from the additional content that began production in 2023.

<u>Expenses</u>

Expenses for fiscal year 2023 were $29,007 compared to $38,154 in fiscal year 2024.

More storage needed, website cost, and third party counsel cost.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because we will work with more macro influencers, produce more content and expand our reach leading to increased revenue. Which will lead to more monetization opportunities. Past cash was primarily generated through ad revenue sharing platforms, brand advertising deals, and studio rental. This was generated by posting content on platforms i.e. Facebook and YouTube, providing advertising for merchants, and renting our studio for film and audio recordings. Our goal is to create more content, work with more macro social influencers, produce AI content, and add cinema movies to our portfolio.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February, 2025, the Company has capital resources available in the form of a line of credit for $12,000 from American Express, a shareholder loan in the amount of $20,000, and $1,102 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support expanding content production, operations, content distribution and equipment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 97% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate being able to operate for approximately 40 months (3.33 years), based on a current monthly burn rate of $495 after accounting for revenue. The Company's total monthly expenses amount to $4,495, which includes $2,500 allocated to salaries, $600 for lease payments, $60 for data storage, $150 for software, $130 for cable, $125 for legal fees, $129 for insurance, $50 for equipment, $100 for corporate and administrative costs, and $650 for financing costs. With a monthly revenue of $4,000, the net burn rate is minimized, allowing the Company to sustain operations for an extended period with the minimum funding goal.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate being able to operate for approximately 77 months (6.4 years) based on a projected monthly burn rate of $15,502 after accounting for revenue. The Company's total monthly expenses are projected to be $61,702, including $25,500 for salaries, $21,650 for contractors such as editors, videographers, and social media managers, $5,000 for guest appearances, $485 for data storage, $600 for lease payments, $670 for software, $850 for legal fees, $292 for insurance, $210 for corporate and administrative costs, $420 for equipment, $125 for cable, $250 for tax preparation, $5,000 for travel, and $650 for financing costs. With a projected monthly revenue of $46,200, the burn rate is expected to be $15,502, allowing for sustained operations over an extended period with the maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Company Employment
  22.0%
  We will use 22% of the funds to hire key personnel for daily operations, including the following roles: Executive producers, and audio engineers. Wages to be commensurate with training, experience and position.

- Working Capital
  22.0%
  We will use 22% of the funds for working capital to cover expenses for the data storage, travel, rent, taxes, equipment, advertisement software, editing cost, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  2.5%
  We will use 2.5% of the funds to market the crowdfunding campaign.

- Contractors
  34.0%
  We will use 34% for hiring contractors to assist with editing, graphic design, videography, and social media management

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Company Employment
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: AI Developers, and AI Engineers. Wages to be commensurate with training, experience and position.

- Working Capital
  25.0%
  We will use 25% of the funds for working capital to cover expenses for the data storage, travel, rent, taxes, equipment, advertisement software, editing cost, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  3.5%
  We will use 3.5% of the funds to market the crowdfunding campaign.

- Contractors
  39.0%
  We will use 39% for hiring contractors to assist with editing, graphic design, videography, and social media management

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://blankitmedia.com/ (https://blankitmedia.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blankit-media

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Blankit Media, Inc.

[See attached]

BLANKIT MEDIA, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

- Balance Sheets 2
- Statements of Operations 3
- Statements of Changes in Stockholders' Equity 4
- Statements of Cash Flows 5
- Notes to Financial Statements 6

SET APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Blankit Media, Inc.
Hampton, Georgia

We have reviewed the accompanying financial statements of Blankit Media, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 27, 2025
Los Angeles, California

BLANKIT MEDIA, INC.

BALANCE SHEETS

(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	758	$	33,338
Total Current Assets		**758**		**33,338**
Property and Equipment, net		9,393		7,431
Investment in Associate –The Once Upon A BnB, LLC		3,449		3,398
Investment in Associate – The Pop In Music, LLC		4,155		4,492
Investment in Associate – Everyday Is Friday Show		410		5,113
Total Assets	**$**	**18,165**	**$**	**53,772**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	21,914	$	14,761
Total Current Liabilities		**21,914**		**14,761**
Total Liabilities		**21,914**		**14,761**
STOCKHOLDERS' EQUITY				
Common Stock		-		-
Additional Paid in Capital		92,316		88,914
Accumulated Deficit		(96,065)		(49,903)
Total Stockholders' Equity		**(3,749)**		**39,011**
Total Liabilities and Stockholders' Equity	**$**	**18,165**	**$**	**53,772**

See accompanying notes to financial statements.

BLANKIT MEDIA, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 39,897	$ 3,223
Cost of Goods Sold	407	1,394
Gross Profit	**39,490**	**1,829**
Operating Expenses		
General and Administrative	38,094	18,431
Selling and Marketing	60	10,576
Total Operating Expenses	**38,154**	**29,007**
Net Operating Loss	**1,336**	**(27,178)**
Interest Expense	5,159	-
Other Loss/(Income)	(253)	(621)
Loss Before Provision for Income Taxes	**(3,570)**	**(26,557)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (3,570)**	**$ (26,557)**

See accompanying notes to financial statements.

BLANKIT MEDIA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	-	$ -	$ 14,760	$ (12,170)	$ 2,590
Capital Contribution	-	-	74,154	-	74,154
Shareholder Distribution	-	-	-	(11,176)	(11,176)
Net Loss	-	-	-	(26,557)	(26,557)
Balance—December 31, 2023	-	$ -	$ 88,914	$ (49,903)	$ 39,011
Capital Contribution	-	-	3,402	-	3,402
Shareholder Distribution	-	-	-	(42,592)	(42,592)
Net Loss	-	-	-	(3,570)	(3,570)
Balance—December 31, 2024	-	$ -	$ 92,316	$ (96,065)	$ (3,749)

See accompanying notes to financial statements.

BLANKIT MEDIA, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(3,570)	$	(26,557)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities				
Depreciation of Property		2,813		1,858
Equity in Earnings of Equity Method Investee		(18,822)		5,475
Changes in Operating Assets and Liabilities:				
Credit Cards		7,153		14,761
Net Cash Used In Operating Activities		**(12,426)**		**(4,463)**
CASH FLOW FROM INVESTING ACTIVITIES				
Investment in Equity Method Investee		(738)		(34,233)
Distributions from Equity Method Investee		24,550		17,894
Purchases of Property and Equipment		(4,775)		(8,960)
Net Cash Provided/(Used in) Investing Activities		**19,037**		**(25,300)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		3,402		74,154
Shareholder Distribution		(42,592)		(11,176)
Net Cash (Used in)/Provided By Financing Activities		**(39,190)**		**62,978**
Change in Cash & Cash Equivalents		**(32,580)**		**33,215**
Cash & Cash Equivalents —Beginning of The Year		33,338		123
Cash & Cash Equivalents—End of The Year	**$**	**758**	**$**	**33,338**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	5,159	$	-

See accompanying notes to financial statement

1. NATURE OF OPERATION

Blankit Media, Inc. was incorporated on January 20, 2021, in the state of Georgia. As of December 31, 2024, Blankit Media, Inc. holds a non-controlling interest in the podcast Everyday Is Friday, LLC, The Pop in Music, LLC and The Once upon a BnB, LLC. The investment is accounted for under the equity method of accounting, as Blankit Media, Inc. has significant influence over the entity but does not exercise control. The Company shares in the financial results of the podcast in proportion to its ownership percentage. The financial statements of Blankit Media, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hampton, Georgia.

Blankit Media, Inc. specializes in developing, financing, producing, marketing, and distributing digital content while maximizing revenue opportunities. The company acts as a bridge between content creators and advertisers, providing the necessary infrastructure and expertise to generate multiple revenue streams. Through talent discovery, content production, rights management, and strategic distribution, Blankit Media ensures high-quality content meets industry standards and reaches the widest possible audience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture & fixtures	5 years
Office Equipment	5 years

Investment in Equity-Method Investees
Blankit Media, Inc. accounts for investments in entities over which it has significant influence but does not exercise control using the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures. Under this method, the investment is initially recorded at cost and subsequently adjusted for the Company's proportionate share of the investee's earnings or losses, which is recognized in the statement of operations. Distributions received from the investee reduce the carrying amount of the investment.

The Company evaluates its equity-method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If such an impairment is deemed to be other than temporary, the investment is written down to its fair value.

Revenue Recognition
Blankit Media, Inc. recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which outlines a five-step model for revenue recognition:

1. Identify the contract with a customer – A contract exists when there is an agreement with enforceable rights and obligations.
2. Identify the performance obligations – The Company determines the distinct goods or services promised in the contract.
3. Determine the transaction price – The total consideration expected to be received in exchange for fulfilling performance obligations is established.
4. Allocate the transaction price – If a contract includes multiple performance obligations, the Company allocates the transaction price based on relative standalone selling prices.
5. Recognize revenue as performance obligations are satisfied – Revenue is recognized when control of the promised goods or services is transferred to the customer, either over time or at a point in time, depending on the nature of the performance obligation.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $60 and $10,922, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 27, 2025, which is the date the financial statements were available to be issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Furniture & fixtures	$ 553	$ 553
Office Equipment	13,511	8,736
Property and Equipment, at cost	**14,064**	**9,289**
Accumulated Depreciation	(4,671)	(1,858)
Property and Equipment, net	**$ 9,393**	**$ 7,431**

Depreciation expense for the years ended December 31, 2024, and 2023 was $2,813 and $1,858, respectively.

4. INVESTMENT IN ASSOCIATE- EVERYDAY IS FRIDAY SHOW

Blankit Media, Inc. holds a 40% ownership interest in The Once upon a BnB, LLC, The Pop In Music, LLC and the Everyday Is Friday Show, LLC accounts for this investment under the equity method of accounting in accordance with ASC 323, Investments – Equity Method and Joint Ventures. Under this method, the initial investment is recorded at cost and subsequently adjusted for the Company's proportionate share of the associate's net income or loss and distributions received.

Investment in associates The Once upon a BnB, LLC consists of the following:

As of December 31,	2024	2023
Investment in Associate – The Once upon a BnB, LLC, beginning balance	$ 3,398	$ 2,121
Investment in Equity Method Investee during the year	171	4,593
Equity in Earnings of Equity Method Investee	(119)	(2,979)
Distributions from Equity Method Investee	(1)	(337)
Investment in Associate – The Once upon a BnB, LLC, ending Balance	**$ 3,449**	**$ 3,398**

Investment in associates The Pop in Music, LLC consists of the following:

As of December 31,	2024	2023
Investment in Associate – The Pop in Music, LLC, beginning balance	$ 4,492	$ 17
Investment in Equity Method Investee during the year	414	7,940
Equity in Earnings of Equity Method Investee	225	(2,983)
Distributions from Equity Method Investee	(976)	(482)
Investment in Associate – The Pop in Music, LLC, ending Balance	**4,155**	**4,492**

Investment in associates the Everyday Is Friday Show consists of the following:

As of December 31,	2024	2023
Investment in Associate – the Everyday Is Friday Show, beginning balance	$ 5,113	
Investment in Equity Method Investee during the year	154	21,700
Equity in Earnings of Equity Method Investee	18,716	488
Distributions from Equity Method Investee	(23,573)	(17,075)
Investment in Associate – the Everyday Is Friday Show, ending Balance	**410**	**5,113**

5. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 16,968,000 shares of common stock with no par value. As of December 31, 2024, and 2023, no shares of common stock have been issued or are outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (955)	$ (7,104)
Valuation Allowance	955	7,104
Net Provision For Income Tax	**$** -	**$** -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (7,472)	$ (6,517)
Valuation Allowance	7,472	6,517
Total Deferred Tax Asset	**$** -	**$** -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $27,933. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024.

9. SUBSEQUENT EVENTS

On January 14, 2025, the Company issued 5,000,000 of common stock to the founders.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an operating cash flow loss of $12,426 and liquid assets in cash of $758, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF BLANKIT MEDIA

Empowering Creators, Elevating Content

Blankit Media is an AI media company that creates and monetizes AI content while building tools for creators to produce and distribute content across social platforms.. With a partnership with Monster Energy, we've generated revenue and are positioned to pursue growth opportunities within the $191B creator economy.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BLANKIT MEDIA
Human Creativity Meets AI Productivity.
A GROWING $191 BILLION GLOBAL MARKET OPPORTUNITY

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.00 Per Share

MIN INVEST
$500

VALUATION
$5M

REASONS TO INVEST

- Building For the Future of AI-Driven Content Creation – We create and monetize AI-generated content and are building powerful tools that enable creators to produce, manage, and distribute AI content across social platforms — reducing overhead and unlocking new revenue streams in the rapidly evolving creator economy.

- Strong Industry Partnership – Our collaborations with Monster Energy showcase our ability to secure valuable sponsorships and strategic alliances that benefit our creators and business growth.

- Expanding AI Content Across Platforms – Instead of traditional film production, we're now focused on scaling AI-generated content across major digital platforms. We've delivered short-form social content and are currently developing our first long-form streaming format. The company is building a diverse AI-powered content portfolio designed for mass distribution and monetization.

*This presentation contains forward-looking statements, including financial projections and other estimates. These statements are based on current expectations, assumptions, and beliefs that involve risks and uncertainties. Actual results may differ materially from those expressed or implied in these projections. The company undertakes no obligation to update or revise these forward-looking statements. This information is provided for informational purposes only and should not be construed as a guarantee of future performance.

TEAM



Hilton (Trey) Young • Chief Executive Officer, Founder, Board Member

Trey Young is a serial entrepreneur who began building brands at 17. From organizing college concerts to creating one of the first social media marketplaces, he later co-founded an Airbnb management firm that scaled to 100+ properties and generated $2M. Now, he's focused on innovating in the Creator Economy.

Read Less



Preston Weaver • Chief Operating Officer, Chief Financial Officer, Board Member

Preston, a visionary media entrepreneur, merges 12 years of corporate finance expertise with a passion for innovation. Armed with a finance degree and strategic acumen, he drives his company forward, blending creativity and business insight to shape the industry's future.

Read Less

THE PITCH

The creator economy is thriving, but many digital creators struggle due to burnout, policy and algorithm changes, and creating unique content. Blankit Media is building generative AI tools and agents to produce AI content and build AI influencers at scale — minimizing burnout, maximizing reach, and increasing the potential for virality and monetization. With a growing client base and a partnership with a major brand, we're developing a software aimed at empowering creators.


A new generation of stars are leading the growth of this new economy
The global Creator Economy is valued at over $191 billion, and we will play a major role in its growth.

THE PROBLEM & OUR SOLUTION

Many content creators lack access to professional-grade production resources and financial support, making it difficult to scale their brand and monetize effectively. Without the right infrastructure, they miss revenue opportunities and struggle with operational inefficiencies.


Content creators struggle to excel without access to quality production, infrastructure, and financial support.
We help creators optimize their operations, free up time for creativity, and enhance their ability to generate revenue consistently.

Blankit Media is building an AI-powered ecosystem that will provide creators access to generative tools and autonomous agents that handle research, content creation, and distribution — eliminating overhead, reducing burnout, and unlocking scalable monetization. By automating the production pipeline, we give creators the infrastructure they need to grow, earn, and operate like a full-scale media company.

THE MARKET & OUR TRACTION

The creator economy is valued at $191B and continues to grow as digital content consumption rises [Source]. Content creators worldwide are searching for reliable platforms that provide financial and production support.


154 Million+
Our produced content has been viewed by over 154M unique accounts and generated over $100k through multiple platforms and brand deals.

Blankit Media has created content that has generated revenue, partnered with Monster Energy, and currently supports an active client base. We have also played a key role in the pre-production of two upcoming movies that will premiere on Tubi and Amazon Prime this year.

Unlike our competitors, Blankit Media is focused on the next wave of AI-driven content creation — developing scalable AI tools, virtual influencers, and autonomous content agents. We go beyond traditional media models by offering creators and businesses an end-to-end AI infrastructure that supports content production, distribution, and monetization at scale.


Reviews
We receive glowing testimonials from customers, media, and content creators.
Creators need companies like Blankit Media to help reach their full potential.
ROBIIIWORLD
CONTENT CREATOR
Blankit Media created an impressive fully AI generated video for our Facebook ads. Highly Recommended
CHRIS GARRISON
ABSOLUTE CLEANING & RESTORATION
24/7
24/7

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

WHY INVEST

Blankit Media is looking to make an impact in of the AI content revolution — building tools and virtual agents that empower creators to generate, manage, and monetize content at scale. By replacing traditional production bottlenecks with AI automation, we plan to unlock new levels of efficiency, reach, and revenue potential. With early traction and a strategic brand partnership, the company is hoping to earn a stake in the rapidly growing $191B digital content market. Now is your opportunity to invest in the future of AI-driven media and creator empowerment.


Join us in shaping the future of the
Creator Economy
Help us create, scale, and
inspire millions worldwide.
Your investment fuels innovation,
growth, and lasting impact.



ABOUT

HEADQUARTERS
1441 Woodmont Ln NW #1427
Atlanta, GA 30318

WEBSITE
View Site

Blankit Media is an AI media company that creates and monetizes AI content while building tools for creators to produce and distribute content across social platforms.. With a partnership with Monster Energy, we've generated revenue and are positioned to pursue growth opportunities within the $191B creator economy.

TERMS

Blankit Media

Overview

PRICE PER SHARE
$1

VALUATION
$5M

DEADLINE
Oct. 28, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
124,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$18,165	$53,772
Cash & Cash Equivalents	$758	$33,338
Accounts Receivable	$0	$0
Short-Term Debt	$21,914	$14,761
Long-Term Debt	$0	$0
Revenue & Sales	$39,897	$3,223
Costs of Goods Sold	$407	$1,394
Taxes Paid	$0	$0
Net Income	-$3,570	-$26,557

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 14% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 16% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 18% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tier 1: Invest $5,000+ and receive 6% bonus shares

Tier 2: Invest $10,000+ and receive 8% bonus shares

Tier 3: Invest $20,000+ and receive 10% bonus shares

Tier 4: Invest $50,000+ and receive 12% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Bonus shares are subject to IRS regulations on shareholder eligibility and may be impacted by the Company's tax classification at the time of issuance.*

The 10% StartEngine Venture Club Bonus

Blankit Media will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through **Equity Trust**, a trusted provider fully integrated with our platform. This integration allows for a **fast, secure, and seamless investing experience**, and includes **a special offer on annual fees**exclusively for StartEngine investors.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be **manual and may take longer** to complete.

To get started, simply **visit our IRA page** for more information and step-by-step instructions.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

@ 2025 All Rights Reserved

Download on the App Store

GET IT ON Google Play

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Ava. I'm excited to tell you about Blankit Media and how we are preparing for the future of the creator economy. You see, I'm an AI influencer and Blankit Media will be creating thousands of us to be consumed and monetized across all social media platforms.

Even though we're not real, AI influencers are still gaining millions of followers, earning revenue, and even landing big brand deals just like human influencers.

The creator economy is revolutionizing the way content is consumed, marketing, and monetized. This is one of the fastest growing industries in the world. As creators, we're building brands, driving sales, and shaping culture.

At Blankit Media, we're at the forefront of this movement. We specialize in producing high impact content and unlocking monetization opportunities.

Traditional marketing is being created by creator-driven campaigns and brands are investing billions into influencer partnerships.

Over the past few years, we have produced hilarious podcast shows, a feature comedy film, and now developing an AI film and AI influencers.

The creator economy isn't the future. It's happening now and we're aiming to lead the way. We would love for you to join us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Control Number : 21023399

STATE OF GEORGIA

Secretary of State

Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF AMENDMENT

I, Brad Raffensperger, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

Blankit Media, Inc.

a Domestic Profit Corporation

has filed articles/certificate of amendment in the Office of the Secretary of State on 02/03/2025 and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles/certificate of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on 02/11/2025.

Brad Raffensperger
Secretary of State

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF BLANKIT MEDIA, INC.

1. Name of Corporation:

Blankit Media, Inc.

2. Control Number:

21023399

3. Date of Incorporation:

January 20, 2021

4. Amendment:

The Articles of Incorporation of the Corporation are hereby amended as follows:

The total number of authorized shares of the Corporation shall be increased from **1,000,000** shares to **16,968,000** shares.

5. Date of Adoption:

This amendment was duly adopted on January 13, 2025 by the Board of Directors and approved by the shareholders of the Corporation in accordance with the Georgia Business Corporation Code.

6. Effective Date:

This amendment shall be effective upon filing with the Georgia Secretary of State.

7. Approval:

The foregoing amendment was duly adopted by the Board of Directors and approved by the shareholders of the Corporation in accordance with the Georgia Business Corporation Code.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment as of the date set forth below

Dated: January 13, 2025

Blankit Media, Inc.

By: ____________________
Preston Weaver
Chief Financial Officer

Attestation:
By: ____________________
Hilton Young
Chief Executive Officer

Doc ID: 2c0c0cb56f924ffc01f9aab2b8d7fd04d6ba48f5

Secretary of State

OFFICE OF SECRETARY OF STATE
CORPORATIONS DIVISION
2 Martin Luther King Jr. Dr. SE
Suite 313 West Tower
Atlanta, Georgia 30334
(404) 656-2817
sos.ga.gov

Electronically Filed
Secretary of State
Filing Date: 2/3/2025 11:04:28 PM

TRANSMITTAL INFORMATION FORM
BUSINESS AMENDMENT

1. Blankit Media, Inc.
Entity Name

21023399
Entity Control No.

2. Preston Weaver
Name of Person Filing Business Amendment

Address	City	State	Zip Code
664 Sedona Loop Hampton GA 30228	Hampton	GA	30228

3. Submitted with this filing is a filing fee of $20.00 payable to “Secretary of State”. Filing fees are non-refundable.

I understand that this Transmittal Information Form is included as part of my filing, and the information on this form will be entered in the Secretary of State business entity database. I certify that the above information is true and correct to the best of my knowledge.

Preston Weaver
Signature of Authorized Person